UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Crestwood Equity Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

226344208

(CUSIP Number)

Erica H. Radcliffe

First Reserve

262 Harbor Drive, Third Floor, Suite 3100

Stamford, CT 06902

(203) 661-6601

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 226344208

1.	Name of Reporting Persons: FR XIII Crestwood Permian Basin Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,275,546
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,275,546

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,275,546
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 226344208

1.	Name of Reporting Persons: FR XIII Charlie AIV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,275,546
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,275,546

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,275,546
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 226344208

1.	Name of Reporting Persons: First Reserve GP XIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,275,546
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,275,546

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,275,546
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 226344208

1.	Name of Reporting Persons: First Reserve GP XIII Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,275,546
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,275,546

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,275,546
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3%
14.	Type of Reporting Person (See Instructions) CO

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 15, 2022 (as amended the “Schedule 13D”) relating to common units representing limited partner interests (“Crestwood Common Units”) of Crestwood Equity Partners LP (the “Issuer”), a Delaware limited partnership, having its principal executive offices at 811 Main Street, Suite 3400, Houston, TX 77002.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On September 15, 2022 Gary D. Reaves, a Managing Director and member of the Board of Directors of First Reserve GP XIII Limited, was appointed to serve as a member of the board of directors of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Items 5 (a)-(c) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 3, 4 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a), (b), The Reporting Persons, collectively, may be deemed to beneficially own 11,275,546 Crestwood Common Units held directly by First Reserve XIII. Based on 109,254,933 Crestwood Common Units outstanding as of September 9, 2022, as set forth in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on September 14, 2022, the Reporting Persons collectively may be deemed to beneficially own 10.3% of the total outstanding Crestwood Common Units.

Each of the Reporting Persons may be deemed to beneficially own the Crestwood Common Units reported herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than First Reserve XIII) or the persons set forth on Schedule I is the beneficial owner of the Crestwood Common Units referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Directors affiliated with First Reserve XIII are entitled to earn director compensation pursuant to the Issuer’s standard director compensation arrangements, which compensation is held for the benefit of one or more of the Reporting Persons and/or certain of their affiliates or certain of the funds they manage. Mr. Reaves, a Managing Director and member of the Board of Directors of First Reserve GP XIII Limited, was granted 914 restricted units on September 15, 2022 which vest on January 5, 2023. The beneficial ownership numbers reported herein do not include any restricted units awarded as director compensation and the Reporting Persons disclaim beneficial ownership over such securities.

(c) Except as set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person set forth on Schedule I, has effected any transactions in Crestwood Common Units during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Items 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in or incorporated by reference in Items 3 and 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

SIGNATURES

After reasonable inquiry and to the best of each of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2022

FR XIII CRESTWOOD PERMIAN BASIN HOLDINGS LLC

By:	FR XIII Charlie AIV, L.P., its managing member
By:	First Reserve GP XIII, L.P., its general partner
By:	First Reserve GP XIII Limited, its general partner

By:	/s/ Erica H. Radcliffe
Name:	Erica H. Radcliffe
Title:	General Counsel & Chief Compliance Officer

FR XIII CHARLIE AIV, L.P.

By:	First Reserve GP XIII, L.P., its general partner
By:	First Reserve GP XIII Limited, its general partner

By:	/s/ Erica H. Radcliffe
Name:	Erica H. Radcliffe
Title:	General Counsel & Chief Compliance Officer

FIRST RESERVE GP XIII, L.P.

By:	First Reserve GP XIII Limited, its general partner

By:	/s/ Erica H. Radcliffe
Name:	Erica H. Radcliffe
Title:	General Counsel & Chief Compliance Officer

FIRST RESERVE GP XIII LIMITED

By:	/s/ Erica H. Radcliffe
Name:	Erica H. Radcliffe
Title:	General Counsel & Chief Compliance Officer